Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization
Delta Technology Holdings USA Inc.	New York, USA

Urban Tea Management Inc.	New York, USA

Guokui Management Inc.	New York, USA

NTH Holdings Limited	British Virgin Islands

Tea Language Group Limited	Hong Kong

Mingyuntang (Shanghai) Tea Co., Ltd.	People’s Republic of China

Variable Interest Entity	Jurisdiction of Organization
Hunan Ming Yun Tang Brand Management Co., Ltd.	People’s Republic of China

39 Pu Tea Co., Ltd.	People’s Republic of China